FROM : MORRIS GROUP [redacted]984 Apr. 10 2008 04:50PM P1

TO:17752648821 P.1

08029928

Ms Barbara Brooks
202-772-9183
Re-submit 2-pages
1&3

BD 4/15

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 10 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36866 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

413 Avenue G., #1, P.O. Box 443
(No. and Street)

Redondo Beach, (City) California (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Morris 310-318-2244
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – if individual, state last, first, middle name)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

PROCESSED
APR 15 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

BD 4/15

2/3

# OATH OR AFFIRMATION

I, George Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Financial, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

383

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange

On 4/10/08 (Date) before me, Vicki L. Ranck, Notary Public (Here Insert Name and Title of the Officer),

personally appeared George Morris * (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

VICKI L. RANCK
COMM. #1782272
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires December 26, 2011

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Vicki L Ranck (Signature of Notary Public)

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Title or Type of Document: Oath or Affirmation

Document Date: 4/10/08 Number of Pages: one

Signer(s) Other Than Named Above: NO

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

MORRIS FINANCIAL, INC.

413 AVENUE G, SUITE 1
REDONDO BEACH, CALIFORNIA 90277

CONTENTS

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Mr. George P. Morris, President
Morris Financial, Inc.
Redondo Beach, California

I have audited the accompanying statement of financial condition of Morris Financial, Inc., as of December 31, 2007 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Morris Financial, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Morris Financial, Inc. as of December 31, 2007 and the results of it's operations, changes in shareholder's equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

Joseph Yafeh, CPA

Los Angeles, California
February 19, 2008

MORRIS FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

| | | |
|---|---|---|
| Cash - Checking | $ 5,338 | |
| Cash - Money market | 5,943 | |
| Cash - Special Trust | 100 | |
| Total Cash | | 11,381 |
| Loan to Affiliates and Shareholders | | 168,837 |
| TOTAL ASSETS | | $180,218 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts Payable | | $ 403 |
| Accrued Expenses | | 3,100 |
| TOTAL LIABILITIES | | 3,503 |
| SHAREHOLDER'S EQUITY | | |
| Common Stock | $11,000 | |
| Additional Paid-in Capital | 55,017 | |
| Retained Earnings | 110,698 | 176,715 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | | $180,218 |

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| INCOME | | |
| | NASD rebate | $ 35,000 |
| | Other | 3,002 |
| | TOTAL REVENUES | 38,002 |
| EXPENSES | | |
| | Accounting expense | 4,403 |
| | Bank charges | 5 |
| | Office expense | 150 |
| | Rent & utilities | 800 |
| | TOTAL EXPENSES | 5,358 |
| | INCOME BEFORE TAXES | 32,644 |
| | STATE INCOME TAX | 0 |
| | NET INCOME | $ 32,644 |

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR YEAR ENDED DECEMBER 31, 2007

| | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 1, 2007 | $ 11,000 | $ 55,017 | $ 92,054 | $158,071 |
| Distributions | | | ( 14,000) | ( 14,000) |
| Net Income | | | 32,644 | 32,644 |
| Balance, December 31, 2007 | $ 11,000 | $ 55,017 | $110,698 | $176,715 |

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net Income | $ 32,644 |
| Increase in Accounts Payable | 403 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 33,047 |
| Cash Flows from Investing Activities: | 0 |
| Cash Flows from Financing Activities: | |
| Distributions | (14,000) |
| Increase in Loan to Affiliate | (26,237) |
| NET CASH USED BY FINANCING ACTIVITIES | (40,237) |
| DECREASE IN CASH | ( 7,190) |
| Cash: Beginning of the year | 18,571 |
| Cash: End of the year | $ 11,381 |

Supplemental Cash Flow Information:

| | |
|---|---|
| Cash paid for interest | $ -- |
| Cash paid for income taxes | $ 800 |

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

## NOTE 1 - NATURE OF BUSINESS

Morris Financial, Inc. (the "Company") was incorporated on October 20, 1986 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission. To date the Company has been largely inactive.

## NOTE 2 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007 the Company had complied with both requirements. See page 7 for the computation of net capital requirements.

## NOTE 3 - INCOME TAXES

The Company has elected to be taxed as a small business corporation. As such, income and losses pass through to the shareholder and are taxable to the individual. The Company is required to pay a minimum state tax of $800.

## NOTE 4 – EXEMPTION FROM THE SEC RULE 15C-3

Morris Financial, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Morris Financial, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 i.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 i.

MORRIS FINANCIAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Shareholder's Equity | $176,715 |
| Non Allowable Assets: | |
| Loan to Affiliates and Shareholders | 168,838 |
| NET CAPITAL | $ 7,877 |

COMPUTATION OF NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum net capital required 6-2/3 of total liabilities | $ 233 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 5,000 |
| EXCESS CAPITAL | $ 2,877 |
| Excess net capital at 100% (net capital less 10% of aggregate indebtedness) | $ 7,526 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities (from statement of financial condition) | $ 3,503 |
| Percentage of aggregate indebtedness to net capital | 44% |

RECONCILIATION

The following is a reconciliation as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

| | |
|---|---|
| Unaudited Net Capital | $ 7,877 |
| Audited Adjustments | 0 |
| Audited Net Capital | $ 7,877 |

See accompanying notes to financial statements

PART II

MORRIS FINANCIAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Morris Financial, Inc.
Redondo Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of Morris Financial, Inc. (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide.

Board of Directors
Morris Financial, Inc.
Redondo Beach, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 19, 2008



END